# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hilton Grand Vacations Inc., CIK 0001674168
CUSIP: 43283X105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 6355 MetroWest Boulevard, Suite 180, Orlando, Florida (FL), 32835
Date of event which requires filing of this statement: 08/09/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001697591
Persons authorized to receive notices and communications: CAS Investment Partners, LLC, 575 Lexington Ave., Suite 12-101, New York, New York (NY), 10022, (646) 862-6213; Ricardo Davidovich, Esq., 30 Rockefeller Plaza, 23rd Floor, New York, New York (NY), 10112, (212) 835-4837

## Reporting persons
- CAS Investment Partners, LLC (CIK 0001697591): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,070,709; sole dispositive power 0; shared dispositive power 5,070,709; aggregate amount beneficially owned 5,070,709 (6.5% of the class)
  Comment: (1) The figures in Items 8, 10, and 11 include (i) 3,055,942 shares of Common Stock, $0.01 par value per share ("Common Stock") of Hilton Grand Vacations Inc. (the "Issuer") held directly by Sosin Master, LP ("Sosin Master") and (ii) 2,014,767 shares of Common Stock of the Issuer held directly by CSWR Partners, LP ("CSWR Partners").
  
  (2) The figure in Item 13 is based upon 77,724,145 shares of Common Stock of the Issuer outstanding as of July 23, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2026.
- Sosin, LLC: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,070,709; sole dispositive power 0; shared dispositive power 5,070,709; aggregate amount beneficially owned 5,070,709 (6.5% of the class)
  Comment: (1) The figures in Items 8, 10, and 11 include (i) 3,055,942 shares of Common Stock of the Issuer held directly by Sosin Master and (ii) 2,014,767 shares of Common Stock of the Issuer held directly by CSWR Partners.
  
  (2) The figure in Item 13 is based upon 77,724,145 shares of Common Stock of the Issuer outstanding as of July 23, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on July 30, 2026.
- Sosin Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,055,942; sole dispositive power 0; shared dispositive power 3,055,942; aggregate amount beneficially owned 3,055,942 (3.9% of the class)
  Comment: The figure in Item 13 is based upon 77,724,145 shares of Common Stock of the Issuer outstanding as of July 23, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on July 30, 2026.
- CSWR Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,014,767; sole dispositive power 0; shared dispositive power 2,014,767; aggregate amount beneficially owned 2,014,767 (2.6% of the class)
  Comment: The figure in Item 13 is based upon 77,724,145 shares of Common Stock of the Issuer outstanding as of July 23, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on July 30, 2026.
- Clifford Sosin (CIK 0001697919): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,070,709; sole dispositive power 0; shared dispositive power 5,070,709; aggregate amount beneficially owned 5,070,709 (6.5% of the class)
  Comment: (1) The figures in Items 8, 10, and 11 include (i) 3,055,942 shares of Common Stock of the Issuer held directly by Sosin Master and (ii) 2,014,767 shares of Common Stock of the Issuer held directly by CSWR Partners.
  
  (2) The figure in Item 13 is based upon 77,724,145 shares of Common Stock of the Issuer outstanding as of July 23, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on July 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Hilton Grand Vacations Inc.
Address of issuer's principal executive offices: 6355 MetroWest Boulevard, Suite 180, Orlando, Florida (FL), 32835

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of each of the following reporting persons (each, a "Reporting Person" and collectively, the "Reporting Persons"): CAS Investment Partners, LLC, a Delaware limited liability company ("CAS Investment Partners"), Sosin, LLC, a Delaware limited liability company ("Sosin GP"), Sosin Master, LP ("Sosin Master"), CSWR Partners, LP ("CSWR Partners"), and Clifford Sosin, the managing member of CAS Investment Partners.

Sosin Master and CSWR Partners are the record and direct beneficial owners of the securities covered by this Schedule 13D.

As the investment manager of Sosin Master and CSWR Partners, CAS Investment Partners may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Sosin Master and CSWR Partners. CAS Investment Partners does not own any shares of Common Stock of the Issuer directly.

As the general partner of Sosin Master and CSWR Partners, Sosin GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Sosin Master and CSWR Partners. Sosin GP does not own any shares of Common Stock of the Issuer directly.

As the manager of Sosin GP and managing member of CAS Investment Partners, Mr. Sosin may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Sosin GP and CAS Investment Partners, respectively. Mr. Sosin does not own any shares of Common Stock of the Issuer directly.

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by the other Reporting Persons, other than those shares of Common Stock reported herein as being held directly by such Reporting Person and except to the extent of such Reporting Person's pecuniary interest therein, if any.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The address of the principal business and the principal office of each Reporting Person is 575 Lexington Ave., Suite 12-101, New York, NY 10022.
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The place of organization of each Reporting Person, other than Mr. Sosin, is Delaware. Mr. Sosin is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons expended an aggregate of approximately $221,578,144 (including commissions) to acquire 5,070,709 shares of Common Stock of the Issuer in various open market transactions. The funds used to acquire the shares of Common Stock of the Issuer held by the Reporting Persons were derived from the general working capital of Sosin Master and CSWR Partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock of the Issuer covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. The shares of Common Stock of the Issuer covered by this statement were previously reported on Schedule 13G, originally filed by the Reporting Persons on February 14, 2022, as amended by the Schedule 13G/A filed by the Reporting Persons on February 14, 2023, and the Schedule 13G/A filed by the Reporting Persons on February 14, 2024. The Reporting Persons are filing this Schedule 13D to report that they have initiated communications and intend to continue to engage in conversations with the Issuer's management and board of directors regarding the composition of the board of directors of the Issuer, including, without limitation, the potential nomination, appointment or election of Mr. Sosin and/or other persons to serve on the board of directors of the Issuer, and to request support for any confirmation, vote or other action related thereto.

The Reporting Persons may in the future engage in discussions with the Issuer's management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, composition of the board of directors, and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, the exercise of convertible securities of the Issuer, or engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock of the Issuer, including swaps and other derivative transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; (j) any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or shares of Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:
See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:
See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:
See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: There have been no transactions in the Common Stock of the Issuer that were effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as disclosed in Item 4 of this Schedule 13D, which is incorporated by reference herein, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer required to be disclosed pursuant to Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- CAS Investment Partners, LLC: /s/ Clifford Sosin, Managing Member (08/14/2026)
- Sosin, LLC: /s/ Clifford Sosin, Manager (08/14/2026)
- Sosin Master, LP: Sosin, LLC, General Partner (08/14/2026)
- Sosin Master, LP: /s/ Clifford Sosin, Manager of the General Partner (08/14/2026)
- CSWR Partners, LP: Sosin, LLC, General Partner (08/14/2026)
- CSWR Partners, LP: /s/ Clifford Sosin, Manager of the General Partner (08/14/2026)
- Clifford Sosin: /s/ Clifford Sosin, Clifford Sosin (08/14/2026)